FMS

FINANCIAL CORPORATION

FARMERS & MECHANICS BANK



2001 Annual Report

FMS
FINANCIAL CORPORATION
FARMERS & MECHANICS BANK

ABOUT OUR COVER-

Farmers & Mechanics Bank was established in 1871 serving Burlington and now Camden County.

The Mt. Holly branch was constructed during the year and opened in September 2001.



To Our Shareholders:

We are pleased to report that during 2001, Farmers & Mechanics Bank continued to make progress in expanding our branch system and improving our customer service while also improving profitability. Deposits and assets continued to increase while earnings grew over the prior year. Earnings per share increased by 9.4% to 81 cents. The bank benefited from eleven rate decreases by the Federal Reserve Bank during the year as they reacted to the economic downturn. The recession has not yet had a major impact on the Bank, but we continue to monitor our loan portfolio for any signs of deterioration.

In June of 2001, we completed the previously announced merger with CloverBank, bringing two branches located in Pennsauken and Audubon in Camden County into our network. In the merger, we acquired approximately $28 million in deposits and $25 million in loans. The merger was a good fit with our existing branch network and allowed us to expand outside of Burlington County for the first time.

During 2001, we also completed the relocation of our Medford Lakes branch to 700 Stokes Road and opened a newly constructed branch in the Fairgrounds shopping center in Mt. Holly. For the first time, we also closed a branch, a small office located in Medford that was underperforming. During the year we also entered into an agreement with Wal*Mart to open additional branches in their stores. In early January 2002, we opened our second Wal*Mart branch in Burlington and expect to open three more during the year, in the existing Marlton store as well as new Wal*Mart stores to be constructed in Cinnaminson and Hamilton Township. The Hamilton location will be our first branch located in Mercer County.

Customer service continues to be a focal point of the bank. We continue to offer our customers a wide variety of deposit and loan products and additional branch locations to better serve them. The Bank unveiled its website "fmsbank.net" which includes our new online banking product.

Once again, I would like to thank our customers, our staff and our shareholders for their continued support.

Sincerely,

Craig W. Yates

Craig W. Yates
President

CORPORATE PROFILE

FMS Financial Corporation is the holding company for Farmers & Mechanics Bank. Farmers & Mechanics Bank, with total assets of $967 million, is the largest community bank headquartered in its primary market area of Burlington County, New Jersey.

Founded in Burlington City in 1871 under the name of Farmers' and Mechanics' Building and Loan Association, the Bank operates thirty-four banking offices in Burlington and Camden Counties, New Jersey.

The daily stock quotation for FMS Financial Corporation is listed in the Nasdaq National Market System published in The Wall Street Journal, the Philadelphia Inquirer and other leading newspapers under the trading symbol of FMCO.

FINANCIAL HIGHLIGHTS

Financial Condition: (In Thousands)

December 31,	2001	2000	1999	1998	1997
Assets	**$966,537**	$839,076	$772,501	$691,812	$628,403
Loans receivable and loans held for sale, net	**336,544**	290,179	299,695	298,603	302,831
Deposits	**729,506**	648,539	603,892	536,310	489,440
Stockholders' equity	**52,203**	47,410	46,097	43,469	38,916

Operations: (In Thousands, except per share data)

Year Ended December 31,	2001	2000	1999	1998	1997
Interest income	**$ 55,300**	$ 52,349	$ 47,863	$ 46,563	$ 40,813
Interest expense	**28,752**	27,398	24,742	24,869	20,879
Net interest income	**26,548**	24,951	23,120	21,694	19,934
Net income	**5,459**	5,112	5,114	5,271	5,491
Basic earnings per common share	**0.81**	0.74	0.71	0.73	0.77
Diluted earnings per common share	**0.81**	0.74	0.70	0.72	0.75
Dividends declared per common share	**0.12**	0.12	0.12	0.11	0.08 (a)
Weighted average common shares outstanding	**6,701**	6,888	7,210	7,204	7,165
Weighted average common shares and common stock equivalents outstanding	**6,714**	6,947	7,292	7,314	7,346

Other Selected Data:

Year Ended December 31,	2001	2000	1999	1998	1997
Net interest rate spread	**3.24%**	3.40%	3.28%	3.50%	3.60%
Net interest margin	**3.22**	3.42	3.36	3.48	3.72
Return on average assets	**0.56**	0.66	0.61	0.79	0.98
Return on average equity	**10.02**	11.16	10.93	12.86	15.11
Dividend payout ratio	**14.81**	16.22	17.14	15.28	10.67
Equity-to-asset ratio	**5.40**	5.65	5.97	6.28	6.19

(a) Adjusted for stock split in 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes", "anticipates", "contemplates", "expects", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with the effect of opening a new branch, the ability to control costs and expenses, and general economic conditions. FMS Financial Corporation undertakes no obligation to publicly release the results of any revisions to those forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

FMS Financial Corporation (the "Corporation") is the parent company of Farmers & Mechanics Bank (the "Bank"), its only subsidiary. Earnings of the Corporation are primarily dependent on the earnings of the Bank as the Corporation has engaged in no significant operations of its own. Accordingly, the earnings of the Corporation are largely dependent on the receipt of earnings from the Bank in the form of dividends.

The earnings of the Bank depend primarily on its net interest income. Net interest income is affected by: (i) the volume of interest-earning assets and interest-bearing liabilities (see "Rate Volume Analysis"), (ii) rates of interest earned on interest-earning assets and rates paid on interest-bearing liabilities and (iii) the difference ("interest rate spread") between average rates of interest earned on interest-earning assets and average rates paid on interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

The Bank also derives income from service charges on customer deposit accounts and fees on loans. In addition to interest expense, the Bank incurs operating expenses such as salaries, employee benefits, deposit insurance premiums, depreciation, property maintenance and advertising.

Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. The Bank's market risk arises primarily from interest rate risk inherent in its lending, investment and deposit taking activities. The Bank's profitability is affected by fluctuations in interest rates. A sudden and substantial increase in interest rates may adversely impact the Bank's earnings to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent or on the same basis. To that end, management actively monitors and manages its interest rate risk exposure. The Bank does not participate in hedging programs, interest rate swaps or other activities involving the use of off-balance sheet derivative financial instruments.The Bank's policy allows investment only in securities which have a rating of AA or better. The Bank holds a substantial component of its investment portfolio in mortgage-backed securities and collateralized mortgage obligations (collectively, "MBS and CMO"). At the end of 2001, the total investment in MBS and CMO amounted to $416.1 million, or 74.3% of total investments. These are instruments collateralized by pools of residential and commercial mortgages which return interest and principal payments to the investor when performing in accordance with their terms. Approximately 65.5% of the Bank's MBS holdings are U.S. Government Agency securities (GNMA, FNMA and FHLMC), which carry either direct government or quasi-government guarantees and are rated AAA in terms of credit quality. The Bank also owns non-agency CMOs, issued by major financial institutions, which are rated AAA or AA. CMOs are generally very liquid issues with major brokerage houses providing ready markets. However, CMOs are subject to prepayment and extension risk which can adversely affect their yields and expected maturities. MBS and CMOs of $5.1 million and $15.1 million were used to secure public funds on deposit at December 31, 2001 and 2000, respectively.

Interest rate risk is the risk of loss in value due to changes in interest rates. This risk is addressed by the Bank's Asset Liability Management Committee ("ALCO"), which includes senior management. The ALCO monitors and considers methods of managing interest rate risk by monitoring changes in the interest rate repricing GAP ("GAP"), the net portfolio values ("NPV") and net interest income under various interest rate scenarios. The ALCO attempts to manage the various components of the Bank's balance sheet to minimize the impact of sudden and sustained changes in interest rates through GAP, NPV and net interest income scenarios.

The Bank's exposure to interest rate risk is reviewed on a periodic basis by the Board of Directors and the ALCO. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time.

The difference, or the interest rate repricing "GAP", provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates over a period of time. A GAP is considered positive when the amount of interest-rate sensitive assets maturing or repricing over a specified period of time exceeds the amount of interest-rate sensitive liabilities maturing or repricing within that period and is considered negative when the amount of interest-rate sensitive liabilities maturing or repricing over a specified period of time exceeds the amount of interest-rate sensitive assets maturing or repricing within that period. Generally, during a period of rising interest rates, a negative GAP within a given period of time would adversely affect net interest income, while a positive GAP within such period of time may result in an increase in net interest income; during a period of falling interest rates, a negative GAP within a given period of time may result in an increase in net interest income while a positive GAP within such period of time may have the opposite effect. At December 31, 2001 the Bank's GAP position for net assets repricing for one year cumulative totaled negative $158.7 million.

Interest rate risk exposure is also measured using interest rate sensitivity analysis to determine the Bank's change in NPV in the event of hypothetical changes in interest rates and interest liabilities. The Board of Directors may direct management to adjust its asset and liability mix to bring interest rate risk within Board approved limits if potential changes to NPV and net interest income resulting from hypothetical interest rate changes are not within the limits established.

The Bank has developed strategies to manage its liquidity, shorten the effective maturities of certain interest-earning assets and increase the effective maturities of certain liabilities to reduce the exposure to interest rate fluctuations. These strategies include focusing its investment activities on short and medium-term securities, maintaining and increasing the transaction deposit accounts, as these accounts are considered to be relatively resistant to changes in interest rates, and utilizing Federal Home Loan Bank (FHLB) borrowings and deposit marketing programs to adjust the term or repricing of its liabilities.

The Bank measures its interest rate risk using the Office of Thrift Supervision's (OTS) NPV method. NPV is calculated based on the net present value of estimated cash flows utilizing market prepayment assumptions and market rates of interest provided by independent broker quotations and other public sources. An institution's interest rate risk is measured as the change to its NPV as a result of a hypothetical immediate 200 basis point change in market interest rates. Based on this analysis at December 31, 2001, the Bank would experience a 511 basis point decrease in its NPV as a percent of assets if rates rise by 200 basis points in comparison to a flat rate scenario. Due to the abnormally low interest rate environment decreases of 200 points or more have been omitted.

Changes in Market Interest Rates (basis points)	Net Portfolio Value $ Amount	$ Change	% Change	NPV Ratio (a)
+300	$ 23,727	(81,610)	(77%)	2.56%
+200	49,662	(55,675)	(53%)	5.18%
+100	77,776	(27,562)	(26%)	7.85%
0	$105,337	–	–	10.29%
(100)	110,735	5,398	5%	10.69%

(a) Calculated as the estimated NPV divided by present value of total assets.

Although the NPV calculation provides an indication of the Bank's interest rate risk at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Bank's net interest income and will differ from actual results.

Merger

On January 25, 2001, the Corporation announced that it entered into an Agreement and Plan of Merger Conversion with CloverBank of Pennsauken, New Jersey. The merger became effective on June 1, 2001 whereby CloverBank converted to the stock form of organization and simultaneously merged with and into Farmers & Mechanics Bank. The acquistion was accounted for using the purchase method of accounting and included $28.3 milion in assets, $28.1 million of deposits and $25.0 million in loans.

Financial Condition

Total assets of the Corporation increased $127.4 million or 15.2% to $966.5 million at December 31, 2001 from $839.1 milion at December 31, 2000. Mortgage-backed securities increased $128.7 million to $272.5 million during the year ended December 31, 2001, as a result of purchases of $172.0 million in FNMA securities, $42.2 million in GNMA securities and $3.0 million in FHLMC securities, partially offset by principal paydowns of $90.4 million. Loans receivable increased $46.3 million or 16.0% to $336.5 million at December 31, 2001 from $290.2 million at December 31, 2000. The increase in loans receivable during the year was due to $25.0 million acquired in the merger with CloverBank and $71.4 million of loans orginated, partially offset by $49.6 million of principal collected on loans. Short-term funds increased $17.7 million or 134.0% to $30.9 million at December 31, 2001 from $13.2 million at December 31, 2000 primarily due to an increase in funds invested in short-term money market accounts of $17.8 million. Investment securities held to maturity decreased $79.5 million or 28.8% to $196.6 million at December 31, 2001 from $276.1 million at December 31, 2000. The decrease in investment securities held to maturity during the year is due to investment calls and maturities of $255.4 million and principal paydowns of $51.9 million, partially offset by purchases of $227.8 million.

Total liabilities increased $122.6 million or 15.5% to $914.3 million at December 31, 2001 from $791.7 million at December 31, 2000. Deposits increased $81.0 million or 12.5% to $729.5 million at December 31, 2001 from $648.5 million at December 31, 2000. The increase in deposits during the year was due to $28.1 million of deposits acquired in the merger with CloverBank as well as increases in savings accounts of $22.7 million, money market accounts of $16.3 million and checking accounts of $13.6 million. Securities sold under agreements to repurchase increased $45.0 million or 37.5% to $165.0 million at December 31, 2001 from $120.0 million at December 31, 2000. The increase in Securities sold under agreements to repurchase is a result of the Bank's opportunity this past year to borrow at rates that were well below comparable certificate of deposit market rates. These monies were used to fund asset growth and will be repaid when called or at maturity with deposit growth or new borrowings, if needed. Securities sold under agreements to repurchase are collateralized by U.S. Agency Notes, MBSs and CMOs and have a weighted average rate of 4.86%.

Stockholders' Equity increased $4.8 million or 10.11% to $52.2 million at December 31, 2001 from $47.4 million at December 31, 2000. The increase was due to net income of $5.5 million and an increase in the net unrealized gain on securities of $505 thousand, offset by $805 thousand of dividends paid on common stock and $432 thousand of treasury stock purchased. The Equity to asset ratio has been trending lower for the past years as the Bank has become more efficient with its assets. This trend will not continue at this time as FMS Financial Corporation will shortly issue Trust Preferred Securities and will fund the Bank, as needed, to improve the Bank's capital postion.

Results of Operations

Net Interest Income

The earnings of the Corporation depend primarily upon the level of net interest income, which is the difference between interest earned on its interest-earning assets, such as loans and investments, and the interest paid on interest-bearing liabilities, such as deposits including non-interest checking accounts and borrowings. Net interest income is a function of the interest rate spread, which is the difference between the weighted average yield earned on interest-earning assets and the weighted average rate paid on interest-bearing liabilities, as well as the average balance of interest-earning assets as compared to interest-bearing liabilities. Net income is also affected by non-interest income, such as gains (losses) on the sale of loans and investments, provision for loan losses and real estate owned, service charges and other fees, and operating expenses.

The following table sets forth certain information relating to the Corporation's average balance sheet and reflects the average yield on assets and average rates paid on liabilities for the periods indicated. Such yields and rates are derived by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods presented.

Average Balances, Interest and Yields/Rates

	Years Ended December 31,								
	2001			2000			1999		
	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
	(Dollars in Thousands)								
Interest-earning assets:									
Loans receivable	$315,189	$23,920	7.59%	$301,199	$23,445	7.78%	$301,257	$23,408	7.77%
Mortgage-backed securities	213,301	13,728	6.44%	118,435	8,063	6.81%	97,899	6,568	6.71%
Investment securities	296,081	17,652	5.96%	310,558	20,841	6.71%	289,359	17,887	6.18%
Total interest-earning assets	824,571	55,300	6.71%	730,192	52,349	7.17%	688,515	47,863	6.95%
Interest-bearing liabilities:									
Deposits	672,423	20,073	2.99%	621,227	20,892	3.36%	567,001	18,172	3.20%
Borrowings	146,752	7,622	5.19%	95,774	5,449	5.69%	96,531	5,513	5.71%
Subordinated debentures	10,000	1,057	10.57%	10,000	1,057	10.57%	10,000	1,057	10.57%
Total interest-bearing liabilities	$829,175	28,752	3.47%	$727,001	27,398	3.77%	$673,532	24,742	3.67%
Net interest income		$26,548			$24,951			$23,121	
Interest rate spread			3.24%			3.40%			3.28%
Net yield on average interest-earning assets			3.22%			3.42%			3.36%
Ratio of average interest-earning assets to average interest-bearing liabilities			99.44%			100.44%			102.22%

Rate Volume Analysis

The following table sets forth certain information regarding changes in interest income and interest expense of the Corporation for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in rates; (ii) changes in volume; (iii) total change in rate and volume (the combined effect of changes in both volume and rate, not separately identified, has been allocated to rate). Because average balances on loans include non-performing loans which reduce the computed yield, a higher level of non-performing loans affects both the changes due to volume and rate.

	Years Ended December 31,					
	2001 vs. 2000 Increase (Decrease) Due to change in			2000 vs. 1999 Increase (Decrease) Due to change in		
	Rate	Volume	Total	Rate	Volume	Total
	(In Thousands)					
Interest income:						
Loans	$ (614)	$ 1,089	$ 475	$ 42	$ (5)	$ 37
Mortgage-backed securities	(793)	6,458	5,665	117	1,378	1,495
Investment securities	(2,217)	(972)	(3,189)	1,644	1,310	2,954
Total change - interest income	(3,624)	6,575	2,951	1,803	2,683	4,486
Interest expense:						
Deposits	(2,541)	1,722	(819)	982	1,738	2,720
Borrowings	(727)	2,900	2,173	(21)	(43)	(64)
Subordinated debentures	–	–	–	–	–	–
Total change - interest expense	(3,268)	4,622	1,354	961	1,695	2,656
Net change in net interest income	$ (356)	$ 1,953	$ 1,597	$ 842	$ 988	$ 1,830

Comparisons of Years Ended December 31, 2001 and 2000.

Net Income

The Corporation and its subsidiary recorded net income of $5.5 million for the year ended December 31, 2001, or $.81 diluted earnings per share as compared to net income of $5.1 million, or $.74 diluted earnings per share for the year ended December 31, 2000. Net interest income was $26.5 million in 2001 compared to $25.0 million in 2000. Provisions for loan losses were $221 thousand in 2001 and $240 thousand in 2000. Other income totaled $4.2 million in 2001 compared to $3.0 million for the same period in 2000. Total operating expenses for the year ended December 31, 2001 were $22.1 million compared to $19.7 million in the previous year. During 2001, the Corporation declared dividends which totaled $.12 per share which resulted in a dividend payout ratio of 14.81%.

Interest Income

Total interest income increased $3.0 million to $55.3 million in 2001 from $52.3 million in 2000. The increase is attributable to increases in interest income on mortgage-backed securities of $5.7 million and loans of $475 thousand, partially offset by a decrease in interest income on investment securities of $3.2 million.

Interest income on mortgage-backed securities increased $5.7 million in 2001 primarily due to volume increases in the portfolio. The average balance of the portfolio increased $94.9 million to $213.3 million in 2001 from $118.4 million in 2000, resulting in an increase in interest income of $6.5 million. The increase in the average balance was due to the purchase of $217.1 million in FHLMC, FNMA and GNMA securities in 2001, partially offset by principal paydowns of $90.2 million. The average yield on the portfolio decreased to 6.44% in 2001 from 6.81% in 2000, which resulted in a decrease in interest income of $793 thousand.

The average balance of the loan portfolio increased $14.0 million to $315.2 million in 2001 from $301.2 million in 2000. The increase in the loan volume during 2001 resulted in an increase in interest income of $1.1 million. The increase in the average balance is primarily due to $25.0 million of CloverBank loans acquired through the merger. Loans originated totaled $71.4 million and principal collected on loans totaled $49.6 million in 2001. The average yield on the loan portfolio decreased to 7.59% in 2001 from 7.78% in 2000 which resulted in a decrease in interest income of $614 thousand.

The decrease in interest income on investment securities was due to a $14.5 million decrease in the average balance of investment securities to $296.1 million in 2001 from $310.6 million in 2000. The investment portfolio decreased primarily due to calls of $49.1 million of U.S. Government Agency notes, and $71.9 million in principal paydowns of CMO's, partially offset by increases of $19.4 million of CMO's and $18.1 million of short term funds. The decrease in the average balance of investment securities resulted in a decrease in interest income of $972 thousand in 2001 from the previous year. Average investment yields decreased to 5.96% in 2001 from 6.71% in 2000, which resulted in a decrease in interest income of $2.2 million on investment securities.

Interest Expense

Total interest expense increased $1.4 million to $28.8 million in 2001 from $27.4 million in 2000. The increase was due to an increase in interest expense on borrowings, partially offset by a decrease in interest expense on deposits.

Interest expense on borrowings increased $2.2 million to $7.6 million in 2001 from $5.4 million in 2000. The average balance of borrowings increased $51.0 million to $146.8 million in 2001 from $95.8 million in 2000, resulting in a $2.9 million increase in interest expense due to volume. The average rate on borrowings decreased to 5.19% in 2001 from 5.69% in 2000, resulting in a $727 thousand decrease in interest expense due to changes in rate.

Interest expense on deposits decreased $819 thousand to $20.1 million in 2001 from $20.9 million in 2000. The average balance of deposits increased $51.2 million to $672.4 million in 2001 from $621.2 million in 2000, resulting in an increase in interest expense of $1.7 million. A portion of this increase was due to the inclusion of CloverBank's deposit balances of $28.1 milliion acquired through the merger. The average balance of checking accounts increased $30.2 million, savings accounts increased $6.4 million, certificates of deposit increased $6.6 million and money market accounts increased $8.0 million in 2001. The rate paid on deposits decreased 37 basis points to 2.99% in 2001 from 3.36% in 2000, which resulted in a decrease in interest expense of $2.5 million. The decrease of the average rate on deposits was due to overall lower average interest rates on deposit products in 2001.

Most Siginificant Accounting Estimate-Provision For Loan Losses

The Bank's most significant accounting estimate is the provision for loan losses. The provision for loan losses decreased $19 thousand to $221 thousand in 2001 from $240 thousand in 2000. The amount of the allowance for loan losses is based on management's analysis of risk characteristics of various classifications of loans, previous loan loss experience, estimated fair value of the underlying collateral and current economic conditions. The Corporation will continue to monitor its allowance for loan losses and make future adjustments to the allowance through the provision for loan losses as economic conditions dictate. Management continues to offer a wider variety of loan products coupled with the continued change in the mix of the products offered in the loan portfolio from lower yielding loans (i.e., one to four family loans) to higher yielding loans (i.e., commercial real estate mortgage, commercial construction, consumer, and commercial business) which have a higher degree of risk than one to four family loans. Although the Bank maintains its allowance for loan losses at a level that it considers to be adequate to provide for the inherent risk of loss in its loan portfolio, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods due to the higher degree of credit risk which might result from the change in the mix of the loan portfolio.

Other Income (Expense)

Other income from operations increased $1.2 million to $4.2 million in 2001 compared with $3.0 million in 2000.

Gain on the sale of fixed assets of $51 thousand in 2001 relates to the county condemnation of land in Chesterfield.

Service charges on accounts increased $673 thousand to $3.4 million in 2001 from $2.7 million in 2000. The increase is the result of higher transaction volume on retail accounts during the year.

Operating Expenses

Total operating expenses increased $2.4 million to $22.1 million in 2001 from $19.7 million in 2000.

Salaries and benefits increased $864 thousand to $12.5 million in 2001 from $11.6 million in 2000. The increase was due to additional staff in three new branch offices opened during the year. Average full time equivalent employees during 2001 were 439 as compared to 427 during 2000. Operating expenses are expected to continue increasing in future periods as the Bank pursues its branch expansion strategy.

Occupancy and equipment expense increased $434 thousand to $4.5 million in 2001 from $4.1 million in 2000. This increase is due to additional depreciation and occupancy expenses on three new branch offices opened in 2001, as well as other facility and equipment additions and improvements during the year.

Purchased services expense increased $339 thousand to $2.2 million in 2001 from $1.8 million in 2000. Check processing costs increased $90 thousand and ATM charges increased $188 thousand due to higher transaction volume in 2001.

Comparisons of Years Ended December 31, 2000 and 1999.

Net Income

The Corporation and its subsidiary recorded net income of $5.1 million for the year ended December 31, 2000, or $.74 diluted earnings per share as compared to net income of $5.1 million, or $.70 diluted earnings per share for the year ended December 31, 1999. Net interest income was $25.0 million in 2000 compared to $23.1 million in 1999. Provisions for loan losses were $240 thousand in 2000 and $654 thousand in 1999. Other income totaled $3.0 million in 2000 compared to $3.1 million for the same period in 1999. Total operating expenses for the year ended December 31, 2000 were $19.7 million compared to $17.6 million in the previous year. During 2000, the Corporation declared dividends which totaled $.12 per share which resulted in a dividend payout ratio of 16.22%.

Interest Income

Total interest income increased $4.5 million to $52.3 million in 2000 from $47.9 million in 1999. The increase is attributable to increases in interest income on investment securities of $3.0 million and mortgage-backed securities of $1.5 million.

The increase in interest income on investment securities was due to a $21.2 million increase in the average balance of investment securities to $310.6 million in 2000 from $289.4 million in 1999. The investment portfolio increased primarily due to an $8.1 million increase in the average balance of short term repurchase investment agreements and a $43.2 million increase in the average balance of U.S. Government Agency notes, partially offset by $13.6 million in principal paydowns of CMO's. The increases in the average balance of investment securities resulted in an increase in interest income of $1.3 million in 2000 from the previous year. Average investment yields increased to 6.71% in 2000 from 6.18% in 1999, which resulted in an increase in interest income of $1.6 million on investment securities.

Interest income on mortgage-backed securities increased $1.5 million in 2000 primarily due to volume increases in the portfolio. The average balance of the portfolio increased $20.5 million to $118.4 million in 2000 from $97.9 million in 1999, resulting in an increase in interest income of $1.4 million. The increase in the average balance was due to the purchase of $49.0 million in FHLMC, FNMA and GNMA securities in 2000, partially offset by principal paydowns of $26.7 million. The average yield on the portfolio increased to 6.81% in 2000 from 6.71% in 1999, which resulted in an increase in interest income of $117 thousand.

The average balance of the loan portfolio decreased $58 thousand to $301.2 million in 2000 from $301.3 million in 1999. The decline in loan volume during 2000 resulted in a decrease in interest income of $5 thousand. The average yield on the loan portfolio increased to 7.78% in 2000 from 7.77% in 1999 which resulted in an increase in interest income of $42 thousand.

Interest Expense

Total interest expense increased $2.7 million to $27.4 million in 2000 from $24.7 million in 1999. The increase was due to an increase in interest expense on deposits.

Interest expense on deposits increased $2.7 million to $20.9 million in 2000 from $18.2 million in 1999. The average balance of deposits increased $54.2 million to $621.2 million in 2000 from $567.0 million in 1999, resulting in an increase in interest expense of $1.7 million. Increases in deposits in 2000 are primarily due to an increase in the average balances of checking accounts of $21.7 million, savings accounts of $7.6 million, certificates of deposit of $7.7 million and money market accounts of $1.5 million. The rate paid on deposits increased 16 basis points to 3.36% in 2000 from 3.20% in 1999, which resulted in an increase in interest expense of $982 thousand. The increase of the average rate on deposits was due to overall higher average interest rates on deposit products in 2000.

Interest expense on borrowings decreased $64 thousand to $5.4 million in 2000 from $5.5 million in 1999. This decrease was due to a decline in both the average balance of borrowings and the rate. The average balance of borrowings decreased $757 thousand to $95.8 million in 2000 from $96.5 million in 1999, resulting in a $43 thousand decrease in interest expense due to volume. The average rate on borrowings decreased to 5.69% in 2000 from 5.71% in 1999, resulting in a $21 thousand decrease in interest expense due to changes in rate.

Provision For Loan Losses

The provision for loan losses decreased $414 thousand to $240 thousand in 2000 from $654 thousand in 1999.

Other Income (Expense)

Other income from operations decreased $130 thousand to $3.0 million in 2000 compared with $3.1 million in 1999.

Gain on sale of fixed assets of $9 thousand in 2000 relates to the disposal of a motor vehicle. The gain on sale of fixed assets of $245 thousand in 1999 relates to the sale of a parcel of land located in Burlington Township.

Real estate owned operations, net, in 2000 resulted in a loss of $42 thousand, which was comprised of $73 thousand in real estate owned operating expenses and of $31 thousand in gains realized on the sale of real estate owned properties.

Service charges on accounts increased $168 thousand to $2.7 million in 2000 from $2.5 million in 1999. The increase is the result of higher transaction volume on retail accounts during the year.

Operating Expenses

Total operating expenses increased $2.1 million to $19.7 million in 2000 from $17.6 million in 1999.

Salaries and benefits increased $1.4 million to $11.6 million in 2000 from $10.2 million in 1999. The increase was due to additional staff in five new branch offices opened during 2000. Average full time equivalent employees during 2000 were 427 as compared to 382 during 1999.

Occupancy and equipment expense increased $614 thousand to $4.1 million in 2000 from $3.5 million in 1999. This increase is due to additional depreciation and occupancy expenses on five new branch offices opened in 2000, as well as other facility and equipment additions and improvements during the year.

Purchased services expense increased $308 thousand to $1.8 million in 2000 from $1.5 million in 1999. Check processing costs increased $85 thousand and ATM charges increased $181 thousand due to higher transaction volume in 2000.

Federal deposit insurance premiums decreased $187 thousand in 2000. The FDIC lowered the premium rate for all savings institutions beginning in 2000.

Impact of Inflation and Changing Prices

Unlike most industrial companies, substantially all the assets of the Corporation are monetary in nature. As a result, movements in interest rates have a greater impact on the Corporation's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Liquidity and Capital Resources

The Bank's liquidity is a measure of its ability to fund loans, withdrawals of deposits and other cash outflows in a cost effective manner. The Bank's primary sources of funds are deposits and scheduled amortization and prepayments of loan principal. The Bank also obtains funds from the sale and maturity of investment securities and short-term investments as well as the maturity of mortgage-backed securities and funds provided by operations. During the past several years, the Bank has used such funds primarily to meet its ongoing commitments to fund maturing time deposits and savings withdrawals, to fund existing and continuing loan commitments and to maintain liquidity. While the Bank has been able to fund its operations internally during recent periods, it has periodically supplemented its funding needs with securities sold under agreements to repurchase (repurchase agreements) and advances from the Federal Home Loan Bank of New York (FHLB). At December 31, 2001 the Bank had $165.0 million in repurchase agreements and $1.3 million in advances from the FHLB of New York. While loan payments, maturing investments and mortgage-backed securities are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. The Bank's liquidity is also influenced by the level of demand for funding loan originations. Liquidity may be adversely affected by unexpected deposit outflows, excessive interest rates paid by competitors, adverse publicity relating to the Banking industry and similar matters. Management monitors projected liquidity needs and determines the level desirable, based in part on the Company's commitment to make loans and management's assessment of the Company's ability to generate funds. The Company is also subject to federal regulations that impose certain minimum capital requirements.

The amount of certificate accounts which are scheduled to mature during the twelve months ending December 31, 2002 is approximately $191.0 million. To the extent these deposits do not remain at the Bank upon maturity, the Bank believes it can replace these funds with deposits, FHLB advances or outside borrowings. It has been the Bank's experience that a substantial portion of such maturing deposits remain with the Bank.

At December 31, 2001, the Bank had loan commitments outstanding of $34.7 million, of which $11.8 million were for fixed-rate loans and $22.9 million were for adjustable-rate loans. Funds required to fulfill the commitments are derived primarily from loan repayments, net deposit inflows or, when appropriate, borrowings.

Consolidated Summary of Quarterly Earnings (Unaudited)

The following table presents summarized quarterly data for 2001 and 2000:

2001	**1st Quarter**	**2nd Quarter**	**3rd Quarter**	**4th Quarter**	**Total Year**
	(In Thousands, except per share amounts)				
Total interest income	**$13,462**	**$13,685**	**$14,165**	**$13,988**	**$55,300**
Total interest expense	**7,188**	**7,297**	**7,393**	**6,874**	**28,752**
Net interest income	**6,274**	**6,388**	**6,772**	**7,114**	**26,548**
Provision for loan losses	**60**	**60**	**60**	**41**	**221**
Net interest income after provision for loan losses	**6,214**	**6,328**	**6,712**	**7,073**	**26,327**
Total other income	**851**	**925**	**1,004**	**1,446**	**4,226**
Total operating expenses	**5,212**	**5,355**	**5,634**	**5,916**	**22,117**
Income before income taxes	**1,853**	**1,898**	**2,082**	**2,603**	**8,436**
Federal and state income taxes	**660**	**672**	**725**	**920**	**2,977**
Net income	**$ 1,193**	**$ 1,226**	**$ 1,357**	**$ 1,683**	**$ 5,459**
Basic earnings per common share	**$ 0.18**	**$ 0.18**	**$ 0.20**	**$ 0.25**	**$ 0.81**
Diluted earnings per common share	**$ 0.18**	**$ 0.18**	**$ 0.20**	**$ 0.25**	**$ 0.81**

2000	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total Year
	(In Thousands, except per share amounts)				
Total interest income	$12,777	$12,992	$13,128	$13,452	$52,349
Total interest expense	6,616	6,650	6,846	7,286	27,398
Net interest income	6,161	6,342	6,282	6,166	24,951
Provision for loan losses	60	60	60	60	240
Net interest income after provision for loan losses	6,101	6,282	6,222	6,106	24,711
Total other income	715	707	754	799	2,975
Total operating expenses	4,750	4,922	5,022	5,030	19,724
Income before income taxes	2,066	2,067	1,954	1,875	7,962
Federal and state income taxes	741	743	682	684	2,850
Net income	$ 1,325	$ 1,324	$ 1,272	$ 1,191	$ 5,112
Basic earnings per common share	$ 0.18	$ 0.19	$ 0.19	$ 0.18	$ 0.74
Diluted earnings per common share	$ 0.18	$ 0.19	$ 0.19	$ 0.18	$ 0.74

FMS FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31,	2001	2000
ASSETS		
Cash and amounts due from depository institutions	$ 32,336,279	$ 30,089,526
Interest-bearing deposits	153,133	169,076
Federal funds sold	0	1,500,000
Short term funds	30,869,712	13,192,697
Total cash and cash equivalents	63,359,124	44,951,299
Investment securities held to maturity	196,571,299	276,107,634
Investment securities available for sale	51,969,422	40,878,963
Loans, net	336,544,004	290,178,635
Mortgage-backed securities held to maturity	272,494,220	143,751,707
Accrued interest receivable:		
Loans	1,591,276	1,578,956
Mortgage-backed securities	1,757,572	1,043,113
Investments	2,194,252	3,527,657
Federal Home Loan Bank stock	8,313,620	6,315,310
Real estate held for development, net	87,926	87,926
Real estate owned, net	214,249	354,758
Office properties and equipment, net	26,364,980	26,312,709
Deferred income taxes	3,158,402	2,360,701
Excess cost over fair value of net assets acquired	0	27,664
Prepaid expenses and other assets	1,767,694	1,392,671
Subordinated debentures issue costs, net	149,069	206,417
TOTAL ASSETS	$966,537,109	$839,076,120
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Deposits	$729,505,729	$648,539,355
Securities sold under agreements to repurchase	165,000,000	120,000,000
Advances from the Federal Home Loan Bank	1,270,313	6,305,644
10% Subordinated debentures, due 2004	10,000,000	10,000,000
Advances by borrowers for taxes and insurance	2,247,002	2,076,165
Accrued interest payable	1,782,508	1,950,205
Dividends payable	201,531	201,831
Other liabilities	4,326,845	2,593,331
Total liabilities	914,333,928	791,666,531
Commitments and contingencies		
Stockholders' Equity:		
Preferred stock - $.10 par value 5,000,000 shares authorized; none issued		
Common stock - $.10 par value 10,000,000 shares authorized; shares issued 7,948,884 and 7,897,891, and shares outstanding 6,717,705 and 6,727,702 as of December 31, 2001 and 2000, respectively	794,888	789,789
Paid-in capital in excess of par	8,278,423	8,217,654
Accumulated comprehensive income - net of deferred income taxes	147,496	(358,352)
Retained earnings	51,055,818	46,401,102
Less: Treasury stock (1,231,179 and 1,170,189 shares, at cost, as of December 31, 2001 and 2000, respectively)	(8,073,444)	(7,640,604)
Total stockholders' equity	52,203,181	47,409,589
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$966,537,109	$839,076,120

See notes to consolidated financial statements.

FMS FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31,	2001	2000	1999
INTEREST INCOME:			
Interest income on:			
Loans	**$23,919,782**	$23,445,624	$23,408,176
Mortgage-backed securities	**13,728,457**	8,062,704	6,567,956
Investments	**17,651,585**	20,840,862	17,886,682
Total interest income	**55,299,824**	52,349,190	47,862,814
INTEREST EXPENSE:			
Interest expense on:			
Deposits	**20,072,856**	20,892,189	18,171,523
Borrowings	**7,621,750**	5,448,721	5,513,478
Subordinated debentures	**1,057,348**	1,057,348	1,057,348
Total interest expense	**28,751,954**	27,398,258	24,742,349
NET INTEREST INCOME	**26,547,870**	24,950,932	23,120,465
PROVISION FOR LOAN LOSSES	**221,000**	240,000	653,579
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	**26,326,870**	24,710,932	22,466,886
OTHER INCOME (EXPENSE):			
Loan service charges and other fees	**114,774**	122,144	152,856
Gain on sale of loans and real estate owned	**418,939**	2,480	3,849
Gain on sale/disposal of fixed assets	**50,799**	8,586	244,731
Gain on sale of investment securities	**35,916**	0	0
Real estate owned operations, net	**(53,469)**	(41,904)	(11,802)
Service charges on accounts	**3,361,668**	2,688,914	2,520,929
Other income	**297,780**	194,520	194,041
Total other income	**4,226,407**	2,974,740	3,104,604
OPERATING EXPENSES:			
Salaries and employee benefits	**12,481,771**	11,617,550	10,182,540
Occupancy and equipment	**4,545,863**	4,111,393	3,497,537
Purchased services	**2,158,833**	1,820,308	1,512,112
Federal deposit insurance premiums	**146,108**	122,516	309,679
Professional fees	**572,199**	468,798	461,378
Advertising	**340,270**	216,896	215,281
Other	**1,872,190**	1,366,533	1,388,071
Total operating expenses	**22,117,234**	19,723,994	17,566,598
INCOME BEFORE INCOME TAXES	**8,436,043**	7,961,678	8,004,892
INCOME TAXES:			
Current	**3,774,453**	3,362,057	2,336,374
Deferred	**(797,701)**	(511,981)	555,012
Total income taxes	**2,976,752**	2,850,076	2,891,386
NET INCOME	**$ 5,459,291**	$ 5,111,602	$ 5,113,506
BASIC EARNINGS PER COMMON SHARE	**$0.81**	$0.74	$0.71
DILUTED EARNINGS PER COMMON SHARE	**$0.81**	$0.74	$0.70
Weighted average common shares outstanding	**6,700,729**	6,887,986	7,210,038
Potential dilutive effect of the exercise of stock options	**13,498**	58,544	81,554
Adjusted weighted average common shares outstanding	**6,714,227**	6,946,530	7,291,592

See notes to consolidated financial statements.

FMS FINANCIAL CORPORATION

FMS FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,	2001	2000	1999
OPERATING ACTIVITIES:			
Net income	**$ 5,459,291**	$ 5,111,602	$ 5,113,506
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	**221,000**	240,000	653,579
Provision for real estate owned	**(325,000)**	0	0
Depreciation and amortization	**3,357,408**	2,082,103	2,016,259
Realized (gains) and losses on:			
Sale of loans and loans held for sale	**(1,455)**	(2,480)	(3,849)
Sale and Disposal of fixed assets	**(50,799)**	(8,586)	(244,731)
Investment securities	**(35,916)**	0	0
Sale of real estate owned	**(417,484)**	(31,416)	(25,097)
Decrease (Increase) in accrued interest receivable	**767,782**	(285,935)	(1,019,497)
(Increase) Decrease in prepaid expenses and other assets	**(335,990)**	(432,852)	196,754
(Decrease) Increase in accrued interest payable	**(193,299)**	512,857	132,606
Increase in other liabilities	**974,901**	276,449	446,775
Provision for deferred income taxes	**(336,970)**	(550,773)	395,258
Other	**0**	48,680	0
Net cash provided by operating activities	**9,083,469**	6,959,649	7,661,563
INVESTING ACTIVITIES:			
Proceeds from sale of:			
Education loans	**215,375**	456,651	750,565
Real estate held for development	**0**	0	556,561
Real estate owned	**927,993**	570,073	110,097
Office property and equipment	**99,631**	12,436	353,410
Principal collected and proceeds from maturities of investment securities held to maturity	**333,005,946**	239,765,750	62,682,095
Proceeds from maturities of investment securities available for sale	**46,663,135**	9,679,098	107,709,603
Principal collected and proceeds from maturities of mortgage-backed securities	**90,396,808**	26,691,733	26,545,021
Principal collected on loans, net	**49,577,838**	56,262,434	54,487,510
Longer-term loans originated or acquired, net	**(71,407,691)**	(47,895,284)	(57,275,106)
Purchase of investment securities and mortgage-backed securities held to maturity	**(472,938,992)**	(344,856,122)	(256,292,451)
Purchase of investment securities available for sale	**(57,020,968)**	0	(4,056,041)
Purchase of Federal Home Loan Bank stock	**(1,748,310)**	(1,453,900)	0
Purchase of office property and equipment	**(1,619,525)**	(7,382,240)	(3,009,232)
Net cash received from branch purchase	**1,466,726**	0	0
Net cash used by investing activities	**(82,382,034)**	(68,149,371)	(67,437,968)
FINANCING ACTIVITIES:			
Net increase in demand deposits and savings accounts	**52,586,654**	44,603,673	53,936,730
Net increase in time deposits	**277,028**	43,565	13,645,764
Net decrease in FHLB advances	**(5,035,331)**	(10,031,387)	(31,290)
Proceeds from securities sold under agreement to repurchase	**45,000,000**	30,000,000	10,000,000
Increase (Decrease) in advances from borrowers for taxes and insurance	**49,886**	(128,539)	(54,731)
Purchase of treasury stock	**(432,840)**	(3,789,148)	(475,084)
Dividends paid on common stock	**(804,875)**	(833,143)	(866,279)
Net proceeds from issuance of common stock	**65,868**	129	775
Net cash provided by financing activities	**91,706,390**	59,865,150	76,155,885
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**18,407,825**	(1,324,572)	16,379,480
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**44,951,299**	46,275,871	29,896,391
CASH AND CASH EQUIVALENTS, END OF YEAR	**$63,359,124**	$44,951,299	$46,275,871
Supplemental Disclosures:			
Cash paid for:			
Interest on deposits, advances, and other borrowings	**$28,919,651**	$26,885,401	$24,113,145
Income taxes	**3,647,733**	2,919,839	2,689,262
Non cash investing and financing activities:			
Dividends declared and not paid at year end	**201,531**	201,831	215,519
Non-monetary transfers from loans to real estate acquired through foreclosure	**45,000**	493,554	366,000
Deposits acquired in connection with merger	**28,102,691**	0	0
Assets acquired in connection with merger	**28,260,337**	0	0

See notes to consolidated financial statements.

FMS FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common shares outstanding	Common stock	Paid-in capital	Accumulated comprehensive income (loss)	Retained earnings	Treasury stock	Total Stockholders' Equity
Balances at December 31, 1998	7,231,767	$789,719	$8,216,820	$ (21,793)	$37,860,291	$(3,376,372)	$43,468,665
Net income					5,113,506		5,113,506
Other comprehensive income, net of tax benefit of $648,072 Unrealized gain (loss) on securities available for sale				(1,146,017)			(1,146,017)
Total comprehensive income							3,967,489
Dividends declared					(864,842)		(864,842)
Exercise of stock options	600	60	715				775
Purchase of common stock	(48,389)					(475,084)	(475,084)
Balances at December 31, 1999	7,183,978	789,779	8,217,535	(1,167,810)	42,108,955	(3,851,456)	46,097,003
Net income					5,111,602		5,111,602
Other comprehensive income, net of tax benefit of $454,659 Unrealized gain (loss) on securities available for sale				809,458			809,458
Total comprehensive income							5,921,060
Dividends declared					(819,455)		(819,455)
Exercise of stock options	100	10	119				129
Purchase of common stock	(456,376)					(3,789,148)	(3,789,148)
Balances at December 31, 2000	6,727,702	789,789	8,217,654	(358,352)	46,401,102	(7,640,604)	47,409,589
Net income					5,459,291		5,459,291
Other comprehensive income, net of tax of $286,789 Unrealized gain (loss) on securities available for sale				505,848			505,848
Total comprehensive income							5,965,139
Dividends declared					(804,575)		(804,575)
Exercise of stock options	50,993	5,099	60,769				65,868
Purchase of common stock	(60,990)					(432,840)	(432,840)
Balances at December 31, 2001	6,717,705	$794,888	$8,278,423	$147,496	$51,055,818	$(8,073,444)	$52,203,181

See notes to consolidated financial statements.

FMS FINANCIAL CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000, and 1999

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America. The consolidated financial statements include the accounts of FMS Financial Corporation ("Corporation"), Farmers & Mechanics Bank, and its wholly-owned subsidiaries ("Bank"). Material intercompany accounts and transactions have been eliminated in consolidation.

Regulatory Authorities

The regulatory agency overseeing savings institutions is the Office of Thrift Supervision ("OTS") and the deposits of the Bank are insured by the Federal Deposit Insurance Corporation ("FDIC").

At periodic intervals, both the OTS and the FDIC routinely examine the Corporation as part of their legally prescribed oversight of the savings and loan industry. Based on these examinations, the regulators can direct that the Corporation's financial statements be adjusted in accordance with their findings. In addition, the Corporation is subject to regulations of the Securities and Exchange Commission ("SEC").

Cash and Cash Equivalents

Cash and cash equivalents include cash and amounts due from depository institutions, interest-bearing deposits with an original maturity of 90 days or less, money market funds and federal funds sold. Cash and cash equivalents exclude reverse repurchase agreements which are generally classified as investments held to maturity. Generally, federal funds are purchased and sold for one-day periods. The Bank is required to maintain certain average reserve balances as established by the Federal Reserve Bank. The amount of those balances for the reserve computation periods which include December 31, 2001 and 2000 were $11.8 million and $19.5 million, respectively. These requirements were satisfied through the balance of vault cash and a balance at the Federal Home Loan Bank.

Investments and Mortgage-Backed Securities

Investments classified as available for sale are reported at the current market value with net unrealized gains and losses, net of applicable deferred tax effects, added to or deducted from the Corporation's total stockholders' equity and comprehensive income until realized. Gains and losses on the sale of investment securities are recognized utilizing the specific identification method.

Investment and mortgage-backed securities classified as held to maturity are recorded at cost, adjusted for amortization of premiums or accretion of discounts. Premiums are amortized over the average life of the security. Discounts are amortized using a method which in total approximates the interest method over the remaining contractual life of the security. The Corporation has the intent and ability to hold these securities to maturity.

Securities Purchased under Agreements to Resell

The Bank invests excess funds in securities purchased under agreements to resell (reverse repurchase agreements). Generally, the maturity date of the reverse repurchase agreement is less than 90 days. Due to the short-term nature of the agreement, the Bank does not take possession of the securities; instead, the securities are held in safekeeping by the Bank's agent. The carrying value of the agreements approximates fair market value because of the short maturity of the investment.

Allowance for Loan Losses

An allowance for loan losses is maintained at a level that management considers adequate to provide for losses based upon the portfolio's past loss experience, current economic conditions and other relevant factors. When collection of a loan's principal balance or portion thereof is considered doubtful, management charges the allowance for possible loan losses based on their assessment of the loan's underlying collateral, if collateral dependent, or present value of estimated future cash flows. While management uses the best information available to make evaluations about the adequacy of the allowance for loan losses, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations.

Loans Held for Sale

The Bank periodically sells selected fixed-rate residential mortgage loans, without recourse, to provide additional funds for lending and to restructure the loan portfolio to improve interest rate risk. These loans are carried at the lower of cost or estimated market value, determined on a net aggregate basis.

Interest on Loans

The Bank recognizes interest income on loans when earned. Generally, the Bank does not recognize interest income on loans three months or more delinquent. Such interest ultimately collected is recorded as income in the period of recovery.

Real Estate Owned

Real estate owned consists of properties acquired by or in-lieu of foreclosure. These assets are carried at the lower of cost or estimated fair value at the time the loan is foreclosed less estimated cost to sell. The amounts recoverable from real estate owned could differ materially from the amounts used in arriving at the net carrying value of the assets because of future market factors beyond the control of the Bank. Costs to improve the property are capitalized, whereas costs of holding the property are charged to expense.

Real Estate Held for Development

Real estate held for development is carried at cost not to exceed net realizable value. Net realizable value is determined based on a discounted estimate of the fair market value.

Office Properties and Equipment

Office properties and equipment are recorded at cost. Depreciation is computed using the straight-line method over the expected useful lives of the assets. The expected useful lives of assets are as follows: buildings and improvements range from 10 to 30 years, furniture, fixtures, and equipment range from 3 to 10 years, computers are 3 years and leasehold improvements are over the term of the lease. The costs of maintenance and repairs are expensed as they are incurred. Renewal and improvement costs are capitalized.

Deferred Loan Fees

All loan fees and related direct loan origination costs are deferred. Deferred loan fees and costs are generally capitalized and amortized as a yield adjustment over the life of the loan using the interest method.

Loans Serviced for Others

Servicing loans for others generally consists of collecting mortgage payments, disbursing payments to investors and processing foreclosures. Loan servicing income is recorded upon receipt and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. The total amount of loans being serviced for the benefit of others was $12.8 million and $14.6 million at December 31, 2001 and 2000, respectively. Loan servicing fee income was approximately $44 thousand, $48 thousand and $56 thousand for the years ended December 31, 2001, 2000 and 1999, respectively.

Excess Cost over Fair Value of Net Assets Acquired

The excess costs over the fair value of assets acquired are being amortized over a five year period using the straight-line method.

Income Taxes

The Corporation computes its taxable income for both financial reporting and federal tax purposes on the accrual basis. The Corporation reports certain items of income and expense in its consolidated financial statements in periods different from those in which such items enter into the determination of taxable income. In conformity with generally accepted accounting principles, the Corporation provides for the tax effects of such timing differences in its consolidated financial statements, subject to the deferred tax asset realizability provisions of Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes". These differences between pretax accounting income and taxable income for return purposes consist primarily of the calculations for loan loss allowance, real estate losses, depreciation, recognition of income and expenses associated with loan origination, profit recognition on discounted mortgages and securities income.

Reclassifications

Certain items in the 2000 and 1999 consolidated financial statements have been reclassified to conform with the presentation in the 2001 consolidated financial statements.

Earnings Per Share

Statement of Financial Accounting Standards No. 128 (SFAS No. 128), "Earnings per Share", requires the dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. The Corporation has presented both basic and diluted earnings per share as well as the reconciliation of the denominator in the consolidated statement of operations.

2. INVESTMENT SECURITIES HELD TO MATURITY

A comparison of amortized cost and estimated market value of investment securities held to maturity at December 31, 2001 and 2000 are as follows:

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Gov't Agencies	$ 82,190,157	$ 870,045	$ (232,878)	$ 82,827,324
Municipal bonds	7,721,374	7,040	0	7,728,414
CMOs	106,659,768	758,413	(1,068,177)	106,350,004
Total	$196,571,299	$1,635,498	$(1,301,055)	$196,905,742

	December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Reverse Repos	$ 60,341,969	$ 0	$ 0	$ 60,341,969
U.S. Gov't Agencies	167,923,406	105,364	(1,650,157)	166,378,613
Municipal bonds	3,887,840	8,540	0	3,896,380
CMOs	43,954,419	10,760	(504,451)	43,460,728
Total	$276,107,634	$124,664	$(2,154,608)	$274,077,690

The Bank has the intent and ability to hold these securities to maturity. The amortized cost and estimated market value of investments held to maturity at December 31, 2001, by contractual maturity period are shown in the following table. Expected maturities may differ as borrowers have the right to call certain obligations. CMOs are shown separately due to the amortization and prepayment of principal occurring throughout the life of these instruments.

	December 31, 2001	
	Amortized Cost	Estimated Market Value
Due one year or less	$ 7,721,374	$ 7,728,414
Due one to five years	0	0
Due five to ten years	36,625,466	37,093,779
Due after ten years	45,564,691	45,733,545
CMOs	106,659,768	106,350,004
Total	$196,571,299	$196,905,742

During 2001, there was a required recall on CMO's held to maturity which resulted in a realized gain of $53 thousand.

3. INVESTMENT SECURITIES AVAILABLE FOR SALE

The amortized cost and estimated market value of investment securities available for sale at December 31, 2001 and 2000 are as follows:

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Gov't Agencies	$14,990,181	$124,780	$ (63,111)	$15,051,850
CMOs	12,377,010	247,318	(58,924)	12,565,404
MBSs	24,371,904	65,175	(84,911)	24,352,168
Total	$51,739,095	$437,273	$(206,946)	$51,969,422

	December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Gov't Agencies	$10,292,370	$ 0	$ (85,906)	$10,206,464
CMOs	28,657,931	23,332	(525,463)	28,155,800
MBSs	2,490,974	25,725	0	2,516,699
Total	$41,441,275	$49,057	$(611,369)	$40,878,963

The amortized cost and estimated market value of investments available for sale at December 31, 2001, by contractual maturity period are shown in the following table. Expected maturities may differ as borrowers have the right to call or prepay certain obligations. CMOs are shown separately due to the amortization and prepayment of principal occurring throughout the life of these instruments.

	December 31, 2001	
	Amortized Cost	Estimated Market Value
Due one to five years	$ 0	$ 0
Due five to ten years	4,996,993	5,078,000
Due after ten years	34,365,092	34,326,018
CMOs	12,377,010	12,565,404
Total	$51,739,095	$51,969,422

During 2001, CMOs available for sale were sold which resulted in a realized loss of $17 thousand. There were no sales of investment securities during 2000 or 1999.

4. LOANS, NET

Loans, net at December 31, 2001 and 2000 consist of the following:

	2001	2000
Mortgage Loans	**$259,970,571**	$228,427,960
Construction Loans	**1,254,191**	163,493
Commercial Construction	**4,605,752**	1,061,799
Consumer Loans	**4,582,734**	3,899,549
Commercial Real Estate	**60,626,659**	52,763,358
Commercial Business	**10,520,704**	8,521,769
Subtotal	**341,560,611**	294,837,928
Less:		
Deferred loan fees	**786,044**	678,946
Allowance for possible loan losses	**4,230,563**	3,980,347
Total loans, net	**$336,544,004**	$290,178,635

At December 31, 2001 and 2000 the recorded investment in loans for which impairment had been recognized in accordance with SFAS Nos. 114 and 118 totaled $2.8 million and $2.2 million, respectively. At December 31, 2001, impaired loans of $1.1 million related to loans that were individually measured for impairment with a valuation allowance of $424 thousand and $1.7 million of loans that were collectively measured for impairment with a valuation allowance of $87 thousand. At December 31, 2000 impaired loans of $1.1 million related to loans that were individually measured for impairment with a valuation allowance of $425 thousand and $1.1 million of loans that were collectively measured for impairment with a valuation allowance of $56 thousand. For the years ended December 31, 2001 and 2000, the average recorded investment in impaired loans was approximately $2.9 million and $2.6 million, respectively. During the years ended December 31, 2001 and 2000 the Corporation recognized $322 thousand and $190 thousand, respectively, of interest on impaired loans.

Loans which are 90 days delinquent as to principal and/or interest are placed on a non-accrual status and all previously accrued interest is reversed. The principal amount of non-accrual loans at December 31, 2001 and 2000 was $2.8 million and $2.0 million, respectively. Interest income on non-accrual loans that would have been recorded in 2001 under the original terms of such loans was $96 thousand, and the interest income actually recognized in 2001 for such loans was $62 thousand. Interest income on non-accrual loans that would have been recorded in 2000 under the original terms of such loans was $156 thousand, and the actual interest income recognized in 2000 for such loans was $122 thousand.

The Bank originates and purchases both adjustable and fixed interest rate loans. At December 31, 2001, the composition of these loans is as follows:

(In Thousands)	Maturing during 2002	Maturing from 2003 through 2006	Maturing after 2006	Total
Mortgage Loans (1-4 dwelling)	$ 1,958	$ 15,661	$242,352	$259,971
Construction Loans	559	50	645	1,254
Commercial Construction	4,606	0	0	4,606
Consumer Loans	1,084	2,461	1,038	4,583
Commercial Real Estate	6,119	10,656	43,851	60,626
Commercial Business	4,428	4,722	1,371	10,521
Total	$18,754	$33,550	$289,257	$341,561
Interest sensitivity on the above loans:				
Loans with predetermined rates	$11,871	$31,729	$227,128	$270,728
Loans with adjustable or floating rates	6,883	1,821	62,129	70,833
Total	$18,754	$33,550	$289,257	$341,561

Construction, commercial and land loans are generally indexed to the prime rate plus a percentage (generally 1% to 2%). The adjustable rate mortgage loans have interest rate adjustment limitations and are generally indexed to the one year U.S. Treasury constant maturity yield. Future market factors may affect the correlation of the interest rate adjustment with the rates the Bank pays on the short-term deposits that have been primarily utilized to fund these loans. Loans pledged as collateral for advances and lines of credit from the Federal Home Loan Bank totaled $37.0 million at December 31, 2001.

Changes in the allowance for possible loan losses are as follows:

	Years ended December 31,		
	2001	2000	1999
Balance at beginning of year	**$3,980,347**	$3,840,967	$3,342,274
Provision charged to operations	**221,000**	240,000	653,579
Charge-offs	**(45,304)**	(131,740)	(232,828)
Recoveries	**12,914**	31,120	77,942
Increase due to merger	**61,606**	0	0
Balance at end of year	**$4,230,563**	$3,980,347	$3,840,967

5. MORTGAGE-BACKED SECURITIES

Mortgage-backed securities held to maturity at December 31, 2001 and 2000 are summarized as follows:

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
GNMA	$ 54,266,773	$1,127,735	$ (3,463)	$ 55,391,045
FNMA	196,556,532	1,740,513	(1,178,253)	197,118,792
FHLMC	21,670,915	659,776	(10)	22,330,681
Total	$272,494,220	$3,528,024	$(1,181,726)	$274,840,518

	December 31, 2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
GNMA	$ 35,868,102	$ 413,790	$ (152,184)	$ 36,129,708
FNMA	67,927,876	651,806	(136,510)	68,443,172
FHLMC	39,955,729	685,962	(10,155)	40,631,536
Total	$143,751,707	$1,751,558	$ (298,849)	$145,204,416

The Bank has the intent and ability to hold these securities to maturity. At December 31, 2001, neither a disposal, nor a condition that could lead to a decision not to hold these securities to maturity were reasonably foreseen.

6. OFFICE PROPERTIES AND EQUIPMENT, NET

Office properties and equipment at December 31, 2001 and 2000 are summarized by major classification, as follows:

	December 31,	
	2001	2000
Land, buildings and improvements	$28,166,126	$26,961,157
Furniture and equipment	5,830,584	5,498,144
Computers	4,749,041	4,424,183
Total	38,745,751	36,883,484
Less accumulated depreciation	(12,380,771)	(10,570,775)
Office properties and equipment, net	$26,364,980	$26,312,709

7. REAL ESTATE HELD FOR DEVELOPMENT, NET

The Bank, through its wholly-owned subsidiary, Land Financial Services, Inc., had entered into several real estate investments. Real estate held for development is carried at the lower of cost or estimated net realizable value. Intercompany loans from the Bank are the primary sources of funding and have been eliminated in consolidation. Such investments in real estate at December 31, 2001 and 2000, are summarized as follows:

	December 31,	
	2001	2000
Real estate held for development	$376,694	$376,694
Valuation allowance	(288,768)	(288,768)
Net	$ 87,926	$ 87,926

8. REAL ESTATE OWNED, NET

Real estate owned, which was acquired through foreclosure and deeds in lieu of foreclosure, totaled $214 thousand and $355 thousand, net at December 31, 2001 and 2000, respectively. Changes in the allowance for real estate owned is as follows:

	Years ended December 31,		
	2001	2000	1999
Balance at beginning of year	$716,919	$668,239	$668,239
Valuation allowance	(325,000)	0	0
Charge-offs	(10,243)	(9,962)	0
Recoveries	0	58,642	0
Balance at end of year	$381,676	$716,919	$668,239

9. DEPOSITS

Deposits at December 31, 2001 and 2000 consisted of the following major classifications and weighted average interest rates:

	December 31, 2001		
	Weighted Average Rate	Amount	Percent of Total
Non-interest checking	0.00%	$120,954,278	16.57%
Checking accounts	2.16	134,601,630	18.45
Savings accounts	2.23	131,524,016	18.04
Money market accounts	2.55	86,854,749	11.91
Certificates	5.12	255,571,056	35.03
Total	2.99%	$729,505,729	100.00%

	December 31, 2000		
	Weighted Average Rate	Amount	Percent of Total
Non-interest checking	0.00%	$103,544,519	15.97%
Checking accounts	3.17	131,054,687	20.20
Savings accounts	2.72	103,072,351	15.90
Money market accounts	2.75	68,768,257	10.60
Certificates	5.14	242,099,541	37.33
Total	3.35%	$648,539,355	100.00%

A summary of certificates by maturity at December 31, 2001 is as follows:

Years ended December 31,	Amount
2002	$191,012,002
2003	43,546,277
2004	8,020,892
Thereafter	12,991,885
Total	$255,571,056

A summary of interest expense on deposits is as follows:

	Years ended December 31,		
	2001	2000	1999
Checking accounts	$ 2,711,539	$ 3,508,791	$ 2,029,980
Savings accounts	2,644,185	3,045,369	2,787,185
Money market accounts	1,926,269	1,864,489	1,817,465
Certificates	12,790,863	12,473,540	11,536,893
Total interest expense	$20,072,856	$20,892,189	$18,171,523

10. ADVANCES FROM FEDERAL HOME LOAN BANK

At December 31, 2001, the Bank had advances from the Federal Home Loan Bank of New York (FHLB) in the amount of $1.3 million with a weighted average interest rate of 5.00%. Advances are collateralized by certain first mortgage loans.

Years ended December 31,					
2001			2000		
Amount	Weighted Average Rate	Maturity Date	Amount	Weighted Average Rate	Maturity Date
$ 0	-	-	$5,000,000	5.62%	2/15/01
$1,270,313	5.00%	10/9/07	1,305,644	5.00%	10/9/07
$1,270,313	5.00%		$6,305,644	5.49%	

11. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

At December 31, 2001, the Bank had securities sold under the agreements to repurchase (repurchase agreements) in the aggregate amount of $165.0 million. The repurchase agreements are collateralized by U.S. Agency Notes, MBS and CMOs with a market value of $169.3 million. Accrued interest payable totaled $909 thousand at December 31, 2001.

Year ended December 31, 2001				
Counterparty	Amount	Weighted Average Rate	Maturity Date	Call Feature
FHLB	$ 20,000,000	5.72%	12/19/07	12/19/02
FHLB	20,000,000	5.13%	1/14/08	1/14/02
FHLB	20,000,000	5.95%	8/30/10	8/28/02
FHLB	20,000,000	5.54%	10/18/10	1/18/02
FHLB	20,000,000	5.22%	12/20/10	12/19/03
FHLB	20,000,000	4.85%	12/20/10	3/19/02
FHLB	10,000,000	4.18%	2/28/11	2/28/02
FHLB	15,000,000	3.84%	4/6/11	4/6/02
FHLB	10,000,000	3.49%	8/10/11	8/10/02
FHLB	10,000,000	1.98%	11/14/11	11/14/02
Total	$165,000,000	4.86%		

Year ended December 31, 2000				
Counterparty	Amount	Weighted Average Rate	Maturity Date	Call Feature
FHLB	$ 20,000,000	5.72%	12/19/07	12/19/02
FHLB	20,000,000	5.13%	1/14/08	1/14/01
FHLB	20,000,000	5.95%	8/30/10	8/30/02
FHLB	20,000,000	5.54%	10/18/10	10/18/01
FHLB	20,000,000	5.22%	12/20/10	12/20/03
FHLB	20,000,000	4.85%	12/20/10	12/20/01
Total	$120,000,000	5.40%		

12. INCOME TAXES

The Corporation's provision for income taxes differs from that computed by applying the statutory federal income tax rate to income before income taxes as follows:

	2001		2000		1999	
	Amount	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**
Tax at federal tax rate	**$2,868,255**	**34.00%**	$2,706,971	34.00%	$2,721,663	34.00%
Increase (Decrease) from:						
State income taxes, net of federal income tax benefit	**174,772**	**2.07**	163,163	2.05	165,583	2.07
Tax exempt interest income	**(70,599)**	**(0.84)**	0	0	0	0
Other	**4,324**	**0.05**	(20,058)	(0.25)	4,140	0.05
Total	**$2,976,752**	**35.28%**	$2,850,076	35.80%	$2,891,386	36.12%

In accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109), deferred tax assets and liabilities are established for the temporary differences between accounting bases and tax bases of the Corporation's assets and liabilities at the tax rates expected to be in effect when the temporary differences are realized or settled. Management believes the existing net deductible temporary differences which give rise to the net deferred income tax assets are realizable on a more likely than not basis.

The temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

	December 31,	
	2001	**2000**
Deferred income tax assets:		
Allowance for possible loan losses	**$1,649,358**	$1,431,504
Real estate losses	**381,720**	265,260
Compensation and pension	**237,093**	57,556
Amortization of deposit premium	**325,128**	332,665
Post retirement benefits	**185,000**	185,000
Capitalized interest	**697,632**	668,063
Accrued expenses	**166,431**	23,295
Other	**59,512**	50,302
Deferred tax assets	**3,701,874**	3,013,645
Deferred income tax liabilities:		
Prepaid deposit insurance premium	**11,461**	22,465
Depreciation	**337,945**	491,666
Deferred loan fees, net	**194,066**	138,813
Gross deferred tax liabilities	**543,472**	652,944
Deferred income tax assets, net	**$3,158,402**	$2,360,701

The following represents the components of income tax expense for the years ended December 31, 2001, 2000 and 1999, respectively.

	2001	**2000**	**1999**
Current federal tax provision	**$3,424,066**	$3,072,152	$2,131,769
Current state tax provision	**350,387**	289,905	204,605
Total current provision	**3,774,453**	3,362,057	2,336,374
Deferred federal tax provision (benefit)	**(733,022)**	(469,292)	508,734
Deferred state tax provision (benefit)	**(64,679)**	(42,689)	46,278
Total deferred tax provision (benefit)	**(797,701)**	(511,981)	555,012
Total	**$2,976,752**	$2,850,076	$2,891,386

13. LEASES

The Bank leases five buildings and land to operate six branches under noncancelable leases which expire over the next 18 years. These leases generally provide for the payment of taxes and maintenance by the lessee. Most of these operating leases provide the Bank with the option to renew the lease after the initial lease term. Future minimum rental payments under existing leases as of December 31, 2001 are as follows:

Fiscal Year	**Amount**
2002	**$ 186,538**
2003	**188,282**
2004	**201,285**
2005	**204,748**
2006 and beyond	**2,205,728**
Total	**$2,986,581**

The leases for the buildings contain cost of living adjustments based on changes in the consumer price index. The minimum lease payments shown above include base rentals exclusive of any future adjustments. Total rent expense for all operating leases amounted to $201 thousand, $197 thousand and $157 thousand for fiscal years 2001, 2000 and 1999, respectively.

14. STOCKHOLDERS' EQUITY

On December 14, 1988, the Bank converted to a state chartered stock Savings Bank and simultaneously formed FMS Financial Corporation. At the time of conversion, eligible deposit account holders were granted priority in the unlikely event of a future liquidation of the Bank. The special reserve has been decreased to the extent that the balances of eligible account holders were reduced at annual determination dates. The Bank converted its charter to that of a Federal Savings Bank on October 15, 1993.

The ability of the Corporation to pay dividends to stockholders is directly dependent upon the ability of the Bank to pay dividends to the Corporation. OTS regulations restrict the ability of the Bank to pay dividends to the Corporation if such dividends reduce the net worth of the Bank below the amount required in the special reserve account and based on the Bank's net income and capital position.

The Bank is considered "well capitalized" by OTS regulation at December 31, 2001. The Bank's regulatory tangible and core capital ratios are $60.4 million or 6.25% of total bank assets and $64.2 million or 17.59% for risk-based capital.The following is a reconciliation of the Bank's capital under generally accepted accounting principles ("GAAP") to regulatory capital at December 31, 2001:

	Tangible Capital	Core Capital	Risk-based Capital
Bank's GAAP Capital	**$60,667,120**	**$60,667,120**	**$60,667,120**
Add:			
Unrealized loss on investments AFS	**(147,496)**	**(147,496)**	**(147,496)**
Less:			
Subsidiary investments not eligible	**(87,925)**	**(87,925)**	**(87,925)**
Supplementary qualifying capital item:			
General valuation allowance	**0**	**0**	**3,789,015**
Regulatory capital computed	**60,431,699**	**60,431,699**	**64,220,714**
Minimum regulatory capital requirement	**19,308,102**	**38,616,204**	**29,146,104**
Regulatory capital excess	**$41,123,597**	**$21,815,495**	**$35,074,610**

15. Pension Plan

The Bank has a defined benefit pension plan for active employees. Net pension expense was $499 thousand, $395 thousand and $462 thousand for years ended December 31, 2001, 2000 and 1999, respectively. The components of net pension cost are as follows:

	Years ended December 31,		
	2001	**2000**	**1999**
Service cost	**$(594,777)**	$(578,116)	$(513,260)
Interest cost	**(395,140)**	(362,856)	(336,799)
Return on assets	**508,187**	527,031	418,356
Net amortization and deferral	**(17,459)**	18,563	(30,675)
Net periodic pension cost	**$(499,189)**	$(395,378)	$(462,378)

The following table presents a reconciliation of the funded status of the defined benefit pension plan at December 31, 2001 and 2000:

	December 31,	
	2001	**2000**
Projected benefit obligation	**$7,488,903**	$6,813,938
Fair value of plan assets	**6,714,753**	7,310,672
Unfunded (Excess) of plan assets over projected benefit obligation	**774,150**	(496,734)
Unrecognized net gain	**72,150**	879,573
Unrecognized prior service cost	**(60,796)**	(65,618)
Unrecognized net transition obligation	**(69,851)**	(100,757)
Accrued pension cost included in the consolidated balance sheet	**$ 715,653**	$ 216,464

The following table presents a reconciliation of beginning and ending balances of benefit obligations and plan assets:

	December 31,	
Change in Projected Benefit Obligation	**2001**	**2000**
Projected benefit obligation at beginning of year	**$6,813,938**	$6,406,113
Service cost	**594,777**	578,116
Interest cost	**395,140**	362,856
Actuarial gain	**(178,366)**	(307,401)
Benefits paid	**(136,586)**	(225,746)
Projected benefit obligation at end of year	**$7,488,903**	$6,813,938
Change in Plan Assets		
Fair value of plan assets at beginning of year	**$7,310,672**	$7,520,267
Actual return of plan assets	**(459,333)**	(269,993)
Employer contribution	**0**	286,144
Benefits paid	**(136,586)**	(225,746)
Fair value of plan assets at end of year	**$6,714,753**	$7,310,672

Actuarial assumptions used in determining pension cost are as follows:

	Years ended December 31,		
	2001	2000	1999
Discount rate for benefit obligation	**6.00%**	6.00%	6.00%
Rate of increase in compensation levels and social security wage base	**4.00%**	4.00%	4.00%
Expected long-term rate of return on plan assets	**7.00%**	7.00%	7.00%

In addition to providing pension plan benefits, the Bank provides certain health care and life insurance benefits to certain retired employees. In accordance with the provisions of Statement of Financial Accounting Standards No. 106, "Employer Accounting for Post Retirement Benefits other than Pensions" (SFAS No. 106) the expected cost of such benefits must be actuarially determined and accrued ratably from the date of hire to the date the employee is fully eligible to receive benefits. The accumulated post-retirement benefit obligation is not funded but is reflected in the statement of financial condition as a liability.

The net periodic post-retirement benefit cost includes the following components:

	December 31,		
	2001	2000	1999
Interest cost	**$47,737**	$34,748	$29,149
Amortization of prior service cost	**(14,499)**	(14,499)	(14,499)
Amortization of loss (gain)	**12,077**	0	(934)
Net periodic post-retirement benefit cost	**$45,315**	$20,249	$13,716

The assumed discount rate used in the calculation for net periodic post-retirement benefit cost was 7.50% for 2001 and 2000, respectively. The assumed health care cost trend rate for 2001 was 8.5% and was graded down in .5% increments per year to an ultimate rate of 5.0% per year. The impact of a 1% increase in the assumed health care cost trend for each future year would be as follows:

	December 31, 2001
Accumulated post-retirement obligation at year end	**$47,539**
Service and Interest Cost	**$3,214**

The following table summarizes the amounts recognized in the Bank's balance sheet:

	December 31,	
	2001	2000
Accumulated post-retirement benefit obligation	**$(662,507)**	$(687,352)
Unrecognized prior service cost	**(55,579)**	(70,078)
Unrecognized net loss	**186,104**	206,089
Accrued post-retirement benefit cost	**$(531,982)**	$(551,341)

The assumed discount rate used in the calculation for the accumulated post-retirement benefit obligation as of December 31, 2001 and 2000 was 7.25% and 7.50%, respectively.

16. SUBORDINATED DEBENTURES

The Corporation issued $10.0 million of subordinated debentures in 1994. The debentures are unsecured, bear interest at a rate of 10% per annum and mature on July 28, 2004. Interest payments are due semiannually on February 1 and August 1 commencing February 1, 1995. The debentures are redeemable, in whole or in part, at any time at the option of the Corporation at redemption prices ranging from 103% down to 100%. The net proceeds from the sale of the debentures totaled $9.4 million and were used for the expansion of the Bank's operations through branch acquisitions and general corporate purposes. The Corporation is required to retain at all times cash, cash equivalents or marketable securities in an amount not less than the aggregate amount of two consecutive semi-annual interest payments that will be due and payable on the debentures following such declaration date or redemption date.

17. FAIR VALUE OF FINANCIAL INSTRUMENTS

The disclosure of the fair value of all financial instruments is required, whether or not recognized on the balance sheet, for which it is practical to estimate fair value. In cases where quoted market prices are not available, fair values are based on assumptions including future cash flows and discount rates. Accordingly, the fair value estimates cannot be substantiated, may not be realized, and do not represent the underlying value of the Corporation.

The Corporation uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents: The carrying value is a reasonable estimate of fair value.

Investment securities held to maturity, securities available for sale and mortgage-backed securties: Fair value is equal to quoted market prices.

FHLB Stock: The stock of FHLB is issued only to FHLB member institutions and is redeemable only by another member institution or the FHLB at its $100 per share par value.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair value is the carrying value. For other categories of loans such as residential mortgages, commercial and consumer loans, fair value is estimated based on discounting the estimated future cash flows using the current rates at which similar loans would be made to borrowers with similar collateral and credit ratings and for similar remaining maturities.

Deposit liabilities: For checking, savings and money market accounts, fair value is the amount payable on demand at the reporting date. For certificates of deposits, fair value is estimated using the rates currently offered for deposits with similar remaining maturities.

Securities sold under agreements to repurchase: For investment securities with a quoted market price, fair value is equal to quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Subordinated debentures: Fair value is estimated using the quoted average of the broker bid and ask prices at year end.

Advances from FHLB: The carrying value is a reasonable estimate of fair value due to the short term nature of these obligations.

Commitments to extend credit and standby letters of credit: For commitments and standby letters of credit expiring within 90 days or with a variable rate, the settlement amount is a reasonable estimate of fair value. For commitments and standby letters of credit expiring beyond 90 days or with a fixed rate, the fair value is the present value of the obligations based on current loan rates.

At December 31, 2001 and December 31, 2000, the carrying amount and the estimated market value of the Corporation's financial instruments are as follows:

	December 31, 2001		December 31, 2000	
	Carrying Amount	**Estimated Market Value**	**Carrying Amount**	**Estimated Market Value**
Financial assets:				
Cash and cash equivalents	**$ 63,359,124**	**$ 63,359,124**	$ 44,951,299	$ 44,951,299
Investment securities held to maturity and investment securities available for sale	**$ 248,540,721**	**$248,875,164**	$ 316,986,597	$ 314,956,653
Mortgage-backed securities	**$ 272,494,220**	**$274,840,518**	$ 143,751,707	$ 145,204,416
FHLB Stock	**$ 8,313,620**	**$ 8,313,620**	$ 6,315,310	$ 6,315,310
Loans, net of unearned income	**$ 340,774,567**	**$347,846,348**	$ 294,158,982	$ 298,838,000
Less: Allowance for possible loan losses	**$ (4,230,563)**	**$ (4,230,563)**	$ (3,980,347)	$ (3,980,347)
Loans, net	**$ 336,544,004**	**$343,615,785**	$ 290,178,635	$ 294,857,653
Financial liabilities:				
Deposits				
Checking, passbook, and money market accounts	**$ 473,934,673**	**$473,934,673**	$ 406,439,814	$ 406,439,814
Certificates	**$ 255,571,050**	**$256,997,077**	$ 242,099,541	$ 241,693,000
Securities sold under agreements to repurchase	**$ 165,000,000**	**$173,890,500**	$ 120,000,000	$ 122,368,000
Subordinated debentures	**$ 10,000,000**	**$ 10,274,000**	$ 10,000,000	$ 10,250,000
Advances from the Federal Home Loan Bank	**$ 1,270,313**	**$ 1,278,908**	$ 6,305,644	$ 6,305,620
Off-balance sheet financial instruments:				
Commitments to extend credit	**$ 34,732,382**	**$ 34,732,382**	$ 22,526,356	$ 22,526,356
Standby letters of credit	**$ 2,204,465**	**$ 2,204,465**	$ 1,351,712	$ 1,351,712

18. COMMITMENTS AND CONTINGENCIES

The Bank has outstanding loan commitments of $34.7 million as of December 31, 2001. Of these commitments outstanding, the breakdown between fixed and variable rate loans is as follows:

	December 31, 2001		
	Fixed Rate	Variable Rate	Total
Commitments to fund loans	$11,841,692	$ 6,377,400	$18,219,092
Unused lines:			
Construction	0	2,547,632	2,547,632
Equity line of credit loans	0	13,965,658	13,965,658
Total	$11,841,692	$22,890,690	$34,732,382

In addition to outstanding loan commitments, the Bank as of December 31, 2001, issued $1.4 million in standby letters of credit to guarantee performance of a customer to a third party.

Commitments and standby letters of credit are issued in accordance with the same loan policies and underwriting standards as settled loans. Since some commitments and standby letters of credit are expected to expire without being drawn down, these amounts do not necessarily represent future cash requirements.

19. LITIGATION

There are no significant pending legal proceedings at December 31, 2001 which will have a material impact on the Corporation's financial position or results of operations.

20. LOANS TO EXECUTIVE OFFICERS AND DIRECTORS

Regulation O provides that all loans to executive officers and directors be made on substantially the same terms and conditions as are available to the general public. However, executive officers are permitted to participate in rate discount programs available to all employees.The rate discounts are available to employees as long as they are employed at the Bank. If employment is terminated, the rate discount ceases from the date of termination. At December 31, 2001 and 2000, loans made to directors and executive officers whose indebtedness exceeded $60 thousand amounted to $3.1 million and $2.0 million, respectively. During 2001 new loans to these individuals totaled $1.4 million and repayments totaled $249 thousand.

21. STOCK OPTIONS

The Corporation has established a stock compensation plan (the "Plan") for executive officers and other selected employees of the Corporation. The Plan consists of incentive stock options intended to qualify under Section 422A of the Internal Revenue Code of 1986. These stock options may be surrendered and stock appreciation rights may be granted in their place, with the approval of the Corporation.

A total of 121,925 shares of authorized but unissued common stock of the Corporation has been reserved for future issuance under the Plan. The option price per share for options granted may not be less than the fair market value of the common stock on the date of grant. At December 31, 2001, the option exercise prices were $1.292, $5.333 and $10.00. Options are fully vested at the date of grant and must be exercised within ten years.

The following table summarizes information about stock options outstanding at December 31, 2001

Exercise Price	Outstanding Options	Average Life (1)	Exercisable Options
$ 1.29	925	0.2	925
$ 5.33	36,000	3.9	36,000
$10.00	85,000	6.8	0
$ 8.56	121,925	5.9	36,925

(1) Average contractual life in years

A summary of the status of the Corporation's Stock Option Plan as of December 31, 2001, 2000 and 1999 and changes during the years ending on those dates is presented below.

	Years Ended December 31,					
	2001		2000		1999	
Outstanding at the Beginning of the year	175,418	$6.34	205,518	$5.94	210,618	$5.83
Options granted	0	0	0	0	0	0
Options exercised	(50,993)	1.29	(100)	1.29	(600)	1.29
Options surrendered	(2,500)	1.29	(30,000)	3.61	(4,500)	1.29
Outstanding at the End of the year	121,925	$8.56	175,418	$6.34	205,518	$5.94

On January 1, 1996, the Corporation adopted Statement of Financial Accounting Standard No. 123, "Accounting for Stock Based Compensation" (SFAS No. 123). As permitted by SFAS No. 123, the Corporation has chosen to continue to apply APB Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25) and related interpretations in accounting for its Plan. Accordingly, no compensation cost has been recognized for options granted under the Plan.

22.RISKS AND UNCERTAINTIES

The earnings of the Corporation depend on the earnings of the Bank. The earnings of the Bank depend primarily upon the level of net interest income, which is the difference between interest earned on its interest-earning assets, such as loans and investments and the interest paid on its interest-bearing liabilities, such as deposits and borrowings. Accordingly, the operations of the Bank are subject to risks and uncertainties surrounding its exposure to changes in the interest rate environment.

Most of the Bank's lending activity is with customers located within southern New Jersey. Generally, the loans are secured by real estate consisting of single family residential properties. While this represents a concentration of credit risk, the credit losses arising from this type of lending compare favorably with the Bank's credit loss experience on its portfolio as a whole. The ultimate repayment of these loans is dependent to a certain degree on the local economy and real estate market.

The financial statements of the Corporation are prepared in conformity with generally accepted accounting principles that require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Significant estimates are made by management in determining the allowance for possible loan losses and carrying values of real estate owned and real estate held for development. Consideration is given to a variety of factors in establishing these estimates including current economic conditions, diversification of the loan portfolio, delinquency statistics, results of loan reviews, borrowers' perceived financial and managerial strengths, the adequacy of underlying collateral, if collateral dependent, or present value of future cash flows and other relevant factors. Since the allowance for possible loan losses and carrying value of real estate assets and real estate held for development is dependent, to a great extent, on the general economy and other conditions that may be beyond the Bank's control, it is at least reasonably possible that the estimates of the allowance for possible loan losses and the carrying values of the real estate assets could differ materially in the near term.

23.SUBSEQUENT EVENTS

On March 22, 2002, the Corporation formed a wholly-owned subsidiary, FMS Statutory Trust I, a Connecticut business trust (the "Trust"). The Trust is expected to issue and sell up to $25.0 million in aggregate principal liquidation amount of floating rate capital securities (the "Capital Securities") to Preferred Term Securities V, Ltd. around the last week of March 2002. The obligations of the Trust under the Capital Securities will be fully and unconditionally guaranteed by the Corporation, and the Trust will have no independent operations. The entire proceeds from the sale of the Capital Securities will be used by the Trust to invest in floating rate junior subordinated deferrable interest debt securities of the Corporation (the "Junior Subordinated Debt"). The Junior Subordinated Debt will be unsecured and rank subordinate and junior in right of payment to all indebtedness, liabilities and obligatons of the Corporation. The Junior Subordinated Debt will be the sole asset of the Trust. Interest on the Capital Securities will be cumulative and payable quarterly in arrears. The Capital Securities will mature in 2032. The Corporation will have the right to optionally redeem the Junior Subordinated Debt prior to the maturity date, but no sooner than five years after the issuance, at 100% of the stated liquidation amount, plus accrued and unpaid distributions, if any, on the redemption date. Upon the occurence of certain events, the Corporation will have the right to redeem the Junior Subordinated Debt in whole, but not in part, at a special redemption price before five years have elapsed. Proceeds from any redemption of the Junior Subordinated Debt would cause a mandatory redemption of Capital Securities having an aggregate liquidation amount equal to the principal amount of the Junior Subordinated Debt redeemed.

Under the terms of the Junior Subordinated Debt, the Corporation will have the right, with certain limitations, to defer the payment of interest on the Junior Subordinated Debt at any time for a period not exceeding twenty consecutive quarterly periods. Consequently, distributions on the Capital Securities would be deferred and accumulate interest, compounded quarterly.

24. PARENT COMPANY FINANCIAL INFORMATION

The financial statements for FMS Financial Corporation are as follows:

FMS Financial Corporation Statements of Financial Condition	December 31, 2001	December 31, 2000
Assets:		
Cash	$ 1,901,529	$ 1,037,560
Investment in subsidiary	60,667,120	56,708,355
Investment securities	1,000,000	1,000,000
Subordinated debentures issue costs, net	149,069	206,417
Other	168,840	168,843
Total Assets	$63,886,558	$59,121,175
Liabilities:		
10% Subordinated debentures due 2004	$10,000,000	$10,000,000
Intercompany payable	1,065,179	1,093,088
Dividends payable	201,531	201,831
Accrued interest payable	416,667	416,667
Total Liabilities	11,683,377	11,711,586
Stockholders' Equity:		
Preferred stock - $.10 par value 5,000,000 shares authorized; none issued		
Common stock - $.10 par value 10,000,000 shares authorized; shares issued 7,948,884 and 7,897,891 and shares outstanding 6,717,705 and 6,727,702 as of December 31, 2001 and 2000, respectively	794,888	789,789
Paid-in capital in excess of par	8,278,423	8,217,654
Accumulated comprehensive loss - net of deferred income taxes	147,496	(358,352)
Retained earnings	51,055,818	46,401,102
Less: Treasury Stock (1,231,179 and 1,170,189 shares, at cost at December 31, 2001 and 2000, respectively)	(8,073,444)	(7,640,604)
Total Stockholders' Equity	52,203,181	47,409,589
Total Liabilities and Stockholders' Equity	$63,886,558	$59,121,175

FMS Financial Corporation Statements of Operations	Years Ended December 31, 2001	2000	1999
Intercompany interest income	$ 560,750	$ 560,750	$ 560,750
Interest expense	(1,057,348)	(1,057,348)	(1,057,348)
Dividends from subsidiary	2,400,000	2,150,000	1,600,000
Equity in undistributed income of subsidiary	3,387,046	3,289,357	3,841,261
Income before taxes	5,290,448	4,942,759	4,944,663
Income tax benefit	168,843	168,843	168,843
Net income	$5,459,291	$5,111,602	$5,113,506

These statements should be read in conjunction with the other notes related to the consolidated financial statements.

FMS Financial Corporation Statements of Cash Flows	For Years Ended December 31, 2001	2000	1999
Operating Activities			
Net income	**$5,459,291**	$5,111,602	$5,113,506
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of the subsidiary	**(3,387,046)**	(3,289,357)	(3,841,261)
Amortization of bond issue costs	**57,348**	57,348	57,348
(Decrease) Increase in intercompany payable, net	**(27,909)**	3,278,397	14,337
Net cash provided by operating activities	**2,101,684**	5,157,990	1,343,930
Financing Activities			
Purchase of treasury stock	**(432,840)**	(3,789,148)	(475,084)
Investment in subsidiary	**(65,868)**	(129)	(775)
Cash dividends paid on common stock	**(804,875)**	(833,143)	(866,278)
Proceeds from issuance of stock	**65,868**	129	775
Net cash used by financing activities	**(1,237,715)**	(4,622,291)	(1,341,362)
INCREASE IN CASH AND CASH EQUIVALENTS	**863,969**	535,699	2,568
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**1,037,560**	501,861	499,293
CASH AND CASH EQUIVALENTS, END OF YEAR	**$1,901,529**	$1,037,560	$ 501,861

These statements should be read in conjunction with the other notes related to the consolidated financial statements.

FMS FINANCIAL CORPORATION

MANAGEMENT REPORT

To the Federal Deposit Insurance Corporation and the Office of Thrift Supervision:

FINANCIAL STATEMENTS

Management of FMS Financial Corporation and Subsidiary ("the Corporation") is responsible for the preparation, integrity, and fair presentation of its published consolidated financial statements, and Thrift Financial Report (TFR) filed with the Office of Thrift Supervision, as of December 31, 2001, and for the year then ended. The published consolidated financial statements have been prepared in accordance with generally accepted accounting principles, and the Thrift Financial Report has been prepared in accordance with the Office of Thrift Supervision reporting instructions, and, as such, include some amounts that are based upon judgments and estimates of management.

INTERNAL CONTROL STRUCTURE OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining an effective internal control structure over financial reporting. The system contains monitoring mechanisms and actions are taken to correct deficiencies identified.

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to consolidated financial statement preparation. Further, because of changes in conditions, the effectiveness of an internal control system may vary over time.

Management assessed its internal control structure over financial reporting as of December 31, 2001. This assessment was based on criteria for effective internal control over financial reporting described in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on this assessment, management believes that the Corporation maintained an effective internal control structure over financial reporting as of December 31, 2001.

COMPLIANCE WITH LAWS AND REGULATIONS

Management is also responsible for compliance with federal and state laws and regulations concerning dividend restrictions and federal laws and regulations concerning loans to insiders designated by the Federal Deposit Insurance Corporation as safety and soundness laws and regulations.

Management assessed its compliance with the designated laws and regulations relating to safety and soundness. Based on this assessment, management believes that the Corporation has complied, in all significant respects, with the designated laws and regulations related to safety and soundness for the year ended December 31, 2001.

Craig W. Yates
President and Chief Executive Officer

Channing L. Smith
Vice President and Chief Financial Officer

FMS Financial Corporation
Burlington, New Jersey
February 11, 2002

PRICEWATERHOUSECOOPERS

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of FMS Financial Corporation:

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of operations, changes in stockholders' equity, and cash flows present fairly, in all material respects, the financial position of FMS Financial Corporation and Subsidiary ("the Company") at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Philadelphia, PA
February 11, 2002

CORPORATE INFORMATION

ANNUAL MEETING

The 2002 Annual Shareholders' Meeting of FMS Financial Corporation will be held at 10:00 a.m., on the 25th day of April, 2002 at the Riverton Country Club, Highland Avenue off of Route 130, Riverton, New Jersey.

STOCK MARKET INFORMATION

The common stock of FMS Financial Corporation is traded over-the-counter and is listed on the Nasdaq National Market System under the symbol "FMCO". Daily quotations are included in the Nasdaq National Market stock tables published in the Wall Street Journal and other leading newspapers.

The number of record holders of common stock of the Corporation as of March 1, 2002 was approximately 741, not including those shares registered in names of various investment brokers held in account for their customers.

The following table sets forth the range of closing prices, as reported by Nasdaq, for the periods ended December 31, 2001 and 2000:

	2001	
QUARTER ENDED	**HIGH**	**LOW**
March 31,	**$ 9.000**	**$7.500**
June 30,	**$ 8.700**	**$5.500**
September 30,	**$ 9.000**	**$7.100**
December 31,	**$ 9.000**	**$7.150**

	2000	
QUARTER ENDED	HIGH	LOW
March 31,	$ 9.375	$6.750
June 30,	$ 8.250	$7.000
September 30,	$ 9.500	$7.345
December 31,	$ 9.750	$8.375

The Corporation's sole operating assets are derived from its subsidiary, Farmers & Mechanics Bank. Consequently, the ability of the Corporation to accumulate cash for payment of cash dividends to stockholders is directly dependent upon the ability of the Bank to pay dividends to the Corporation. The Bank may not declare or pay a cash dividend on any of its stock if the effect of the declaration or payment of dividends would cause their regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the mutual stock conversion or (2) the regulatory capital requirements imposed by the OTS. Additionally, the Corporation must pay interest to holders of its debentures before payment of cash dividends to its stockholders.

As of December 31, 2001 the Bank was a Tier 1 institution and had available $16.7 million for dividends to the Corporation, subject to nonobjection by the OTS. It is not likely that the Corporation would request a dividend of that magnitude. The Corporation is not subject to OTS regulatory restrictions on the payment of dividends to its stockholders, but is subject to the requirements of New Jersey law, which permits the Corporation to pay dividends in cash or shares out of the Corporation's surplus, defined as the excess of net assets of the Corporation over stated capital.

BOARD OF DIRECTORS

EDWARD J. STAATS, JR.
Chairman of the Board

WAYNE H. PAGE
Vice Chairman

GEORGE J. BARBER

JOSEPH W. CLARKE, JR

DOMINIC W. FLAMINI

VINCENT R. FARIAS

JAMES C. LIGNANA

MARY WELLS

CRAIG W. YATES

ROY D. YATES

DIRECTORS EMERITUS

ADOLPH N. BRIGHT

KAREN S. OLEKSA

HILYARD S. SIMPKINS

BANK OFFICERS

CRAIG W. YATES*
President

JAMES E. IGO*
Sr. Vice President and Chief Lending Officer

KEVIN L. KUTCHER
Sr. Vice President, Business Development

CHANNING L. SMITH*
Vice President and Chief Financial Officer

THOMAS M. TOPLEY*
Sr. Vice President of Operations and Corporate Secretary

MERLE A. BROWN
Vice President, Branch Administration and Security Officer

DOUGLAS B. HALEY
Vice President, Consumer Lending

AMY J. HANNIGAN
Vice President and Controller

URSULA YATES NISONOFF
Vice President, Administration

ARTHUR J. OLSON
Vice President, Commercial Lending

PETER S. SCHOENFELD
Vice President, Investments

KAREN D. SHINN
Vice President, Operations

FRANK E. SMITH
Vice President, Facilities and Design

MARCELLA F. HATCHER*
Assistant Secretary

* Officers of Bank and Holding Company

MARKET MAKERS

The following companies were making a market in the Corporation's common stock at December 31, 2001:

Advest, Inc.
280 Trumbull Street
1 Commercial Plaza
Hartford, CT 06103
(203) 541-5441

Robert W. Baird & Co., Inc.
4300 W. Cypress Street
Tampa, FL 33607
(813) 877-4000

Ryan Beck & Co.
80 Main Street
W. Orange, NJ 07052
(973) 597-6000

Trident Securities
1275 Peachtree Street, NE
Suite 460
Atlanta, GA 30309
(404) 249-7700

FORM 10-K AND OTHER FINANCIAL INQUIRIES

The Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission will be furnished to shareholders of the Corporation upon written request without charge. Shareholders, analysts and others seeking this and other requests for information relating to stock, annual shareholders' meeting and related matters on FMS Financial Corporation, should contact the Corporate Secretary at the Executive Offices.

Transfer Agent and Registrar
American Stock Transfer and Trust Company
40 Wall Street
New York, NY 10005

Special Counsel
Malizia Spidi & Fisch, PC
1100 New York Avenue, N.W.
Suite 340 West
Washington, D.C. 20005

Auditors
PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market St.
Philadelphia, PA 19103

FARMERS & MECHANICS BANK
EXECUTIVE AND ADMINISTRATIVE OFFICES
3 Sunset Road and 811 Sunset Road
Burlington NJ 08016
(609) 386-2400

MAIN BRANCH
3 Sunset Road & Route 541
Burlington, NJ 08016
(609) 387-2728

AUDUBON
157 S. White Horse Pike
Audubon, NJ 08106
(856) 672-9070

BEVERLY
414 Cooper Street
Beverly, NJ 08010
(609) 239-4066

BORDENTOWN
335 Farnsworth Ave.
Bordentown, NJ 08505
(609) 291-8200

BROWNS MILLS
93 Pemberton-Browns Mills Road
Browns Mills, NJ 08015
(609) 893-5540

BURLINGTON CITY
352 High Street
Burlington, NJ 08016
(609) 386-4643

BURLINGTON TOWNSHIP
809 Sunset Road
Burlington, NJ 08016
(609) 387-1150

BURLINGTON-NECK ROAD
1029 Neck Road
Burlington, NJ 08016
(609) 239-4500

CHESTERFIELD
305 Bordentown-Chesterfield Road
Chesterfield, NJ 08620
(609) 324-1256

CINNAMINSON
1703 Highland Avenue
Cinnaminson, NJ 08077
(856) 303-1870

DELRAN
3002 Route 130 North
Delran, NJ 08075
(856) 764-3740

EASTAMPTON
1191 Woodlane Road
Eastampton, NJ 08060
(609) 261-6400

EDGEWATER PARK
1149 Cooper Street
Edgewater Park, NJ 08010
(609) 387-0046

LARCHMONT
3220 Route 38
Mount Laurel, NJ 08054
(856) 235-6666

LUMBERTON
1636-61 Route 38 & Eayrestown Rd.
Lumberton, NJ 08048
(609) 267-6811

MARLTON
42 Main Street
Marlton, NJ 08053
(856) 596-6555

MEDFORD
200 Tuckerton Road
Medford, NJ 08055
(856) 596-4300

MEDFORD LAKES
700 Stokes Road
Medford, NJ 08055
(609) 654-6373

MEDFORD VILLAGE
1 S. Main Street at Bank Street
Medford, NJ 08055
(609) 714-1115

MOORESTOWN
53 East Main Street
Moorestown, NJ 08057
(856) 235-0544

MOUNT HOLLY
555 High Street
Mount Holly, NJ 08060
(609) 261-0975

MOUNT LAUREL
4522 Church Road
Mount Laurel, NJ 08054
(856) 235-4445

MT. LAUREL – FELLOWSHIP RD.
301 Fellowship Rd.
Mt. Laurel, NJ 08054
(856) 222-9364

PEMBERTON
25 Fort Dix Road
Pemberton, NJ 08068
(609) 726-9111

PENNSAUKEN
Route 130 & Merchantville Avenue
Pennsauken, NJ 08110
(856) 663-9200

RIVERSIDE
2 Scott Street & Pavilion Avenue
Riverside, NJ 08075
(856) 461-4333

RIVERTON
604 Main Street
Riverton, NJ 08077
(856) 786-5333

SOUTHAMPTON
1841 Route 70
Southampton, NJ 08088
(609) 859-2700

TABERNACLE
1507 Route 206
Tabernacle, NJ 08088
(609) 268-5993

WAL*MART BURLINGTON
2106 Burlington-Mt. Holly Rd.
Burlington, NJ 08016
(609) 386-5960

WAL*MART LUMBERTON
1740 Rt. 38
Mt. Holly, NJ 08060
(609) 702-9800

WILLINGBORO
399 Charleston Road
Willingboro, NJ 08046
(609) 877-2888

WILLINGBORO EAST
611 Beverly-Rancocas Road
Willingboro, NJ 08046
(609) 871-4900

WILLINGBORO WEST
1 Rose Street & Beverly-Rancocas Rd.
Willingboro, NJ 08046
(609) 835-4700

FMS
FINANCIAL CORPORATION
3 Sunset Road
Burlington, N.J. 08016
Telephone (609) 386-2400
Website address: fmsbank.net